NEWS RELEASE

     For Immediate Release    December 14, 1998

     Trading Symbol: ICCN (OTC:BB)

ICC  TO DEVELOP FIRST FLUOROGRAPHITE AND LITHIUM-FLUORINE BATTERY
PLANT IN CHINA

Further  to  the  Company's news release  of  December  9,  1998:
Integrated Carbonics Corp. announces its intention to exercise its rights of first refusal granted under its joint venture contract with YiChang Hengda Graphite Group to joint venture the development and operation of the first Fluorographite and Lithium-Fluorine Battery Plant in the People's Republic of China.

This plant will employ the latest production technology imported from the USA to become the exclusive producer of Fluorographite in the PRC. The output capacity will be 50 tpa of Fluorographite
(CF2) and 5,000,000 units of Lithium-Fluorine Batteries (1.6V) generating projected average annual sales of US $29.5 million and a preliminary projected rate of return of 81%. The plant will be located in the YiChang County Industrial Zone, Hubei Province, PRC.

Along with ICC, it is expected that the YiChang Hengda Graphite Group will contribute 45% of the project development and operating costs in cooperation with the State Development Bank and the People's Construction Bank of China. At this time, the Project Feasibility Study, State Planning Commission and Economic Commission approvals are all complete. Also, the site design and civil infrastructure are underway. Capital contributions are planned for the year 2000.

Fluorographite is used primarily in the manufacture of lithium-fluorine batteries, computer batteries, fuel cells, lubricants, aerospace products and nuclear moderators. According to an independent copyright industry report released in 1998, the worldwide market for Lithium-Ion batteries is anticipated to grow to 134 million units per year by the year 2000.

With similar rapid market growth in China, it is anticipated that the entire plant production of Fluorographite and Lithium-Fluorine batteries will be sold within the PRC to industrial and high tech customers in accordance with the existing State Planning and Economic Commission Approvals.

Integrated Carbonics Corp. has positioned itself as a specialty graphite and graphite product producer within the $8 billion worldwide graphite industry. ICC is concentrating its development efforts in China through joint venture arrangements covering 5 different graphite processing projects. ICC has aligned itself with two Chinese joint venture partners recognized within the graphite industry worldwide. ICC will continue its development efforts within China due to China's ranking as the #1 graphite producer in the world with low operating costs leading to anticipated high returns.

This News Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, those related to business and financial conditions, the Company's ongoing ability to finance its operations and the ongoing viability of the graphite industry.

Contact: Investor Relations: 1-888-734-7774 or
Robert  Tyson, Vice President, Corporate Communications  -  (604)
682-8445